Exhibit 99.1

Enerplus to Hold Investor Day on Tuesday, June 21, 2016

CALGARY, June 15, 2016 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) is hosting an investor day in Calgary on Tuesday, June 21, 2016. Members of Enerplus' executive team will provide an update on the Company's strategy and operations.

The presentation will begin at 8:30 AM Mountain Time (10:30 AM Eastern Time). A live audio webcast of the presentation will be available at http://event.on24.com/r.htm?e=1205073&s=1&k=0B705674CF28635A1034BBB8A3F5ED68 or at http://investors.enerplus.com/webcasts-and-podcasts.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on providing both growth and income to its shareholders.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 17:41e 15-JUN-16